Exhibit 12

General Dynamics Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2006	2007	2008	2009	2010	Nine Months Ended October 2, 2011
Earnings From Continuing Operations Before Income Taxes and Fixed Charges	$2,751	$3,253	$3,815	$3,772	$4,045	$2,987

Fixed Charges:
Interest Expense	$156	$131	$133	$171	$167	$115
Estimate of interest element of rental expense	68	75	78	88	88	65

Total Fixed Charges	$224	$206	$211	$259	$255	$180

Ratio of earnings to fixed charges	12.3	15.8	18.1	14.6	15.9	16.6